Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES SECOND QUARTER 2007 RESULTS

TEL-AVIV, Israel - July 23, 2007-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM) today announced financial results for the second quarter and six-month period ended June 30, 2007.

Financial Results for the Second Quarter

Revenues for the second quarter of 2007 were $2.4 million compared with $5.7 million in the second quarter of 2006. On the basis of U.S. generally accepted accounted principles (GAAP), the period’s net loss was $)3.5( million, or $)0.21( per ordinary share (basic and diluted), including non-cash share-based compensation expense of $138,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that companies recognize the fair value of share-based incentives as compensation. This compares to net income for the second quarter of 2006 of $208,000, or $0.01 per ordinary share (basic and diluted), which included a non-cash share-based compensation expense of $105,000.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net loss for the second quarter of 2007 was $)3.3( million, or $)0.20( per ordinary share (basic and diluted). This compares to non-GAAP net income of $313,000, or $0.02 per ordinary share (basic and diluted), for the second quarter of 2006.

Sales and Marketing for the second quarter includes a liability of $345,000 representing an arbitration verdict rendered in a dispute between the Company and Qualitest Ltd., previously one of RADCOM’s non-exclusive distributors in Israel.

Financial Results for the First Half

Revenues for the first six months of 2007 were $5.6 million compared to $10.8 million for the first half of 2006. On the basis of U.S. generally accepted accounted principles (GAAP), the Company’s net loss for the period was $)6.3( million, or $)0.38( per ordinary share (basic and diluted), ), including non-cash share-based compensation expense of $264,000 taken in respect of SFAS 123R, as explained above. This compares to net income of $89,000, or $0.01 per ordinary share (basic and diluted) for the first half of 2006, which included a non-cash share-based compensation expense of $233,000.

The Company has also presented its results on a non-GAAP basis excluding share-based compensation to provide investors and management with insight into RADCOM’s underlying operating results. On such non-GAAP basis, RADCOM’s net loss for the first six months of 2007 was $(6.0) million, or $(0.37) per ordinary share (basic and diluted). Net income for the first six months of 2006, on a non-GAAP basis, was $322,000, or $0.02 per share (basic and diluted).

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO since April 1, 2007, said, “Our second quarter results reflect the continuation of the external and internal factors that became apparent earlier this year. We are now focused on a number of processes that have begun expanding our sales pipeline, as well as improving our sales capabilities in the Far East and North America. In addition, a significant customer reduced its order volume during the quarter, and we do not expect the orders to be resumed this year.”

“Nonetheless, we are encouraged by immediate-term opportunities that we have identified in a number of developing regions, and continue to see many large long-term opportunities. In addition, we continue to believe strongly in our technology and product advantage. As such, we expect to deliver a stronger second half of the year, and remain confident regarding our potential in 2008 and beyond.”

Conference Call Information

RADCOM’s management will hold an interactive conference call today, July 23rd, 2007, at 9:00 AM EDT (16:00 Israel Time) to discuss the results and to answer investor and analyst questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (888) 407-2553

▪	From Israel (toll free): 1-800-227-297

▪	From other locations (not toll free): +972-3-918-0610

A replay of the call will be available after the call on July 23rd until midnight July 30th. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (877) 456-0009

▪	From Israel (not toll free): 03-925-5929

▪	From other locations (not toll free): +972-3-925-5929

The conference call will also be accessable online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles.

About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2007[a]	2006[b]	2007[c]	2006[d]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$2,374	$5,701	$5,607	$10,781
Cost of sales	1,320	1,704	2,778	3,319
Gross profit	1,054	3,997	2,829	7,462
Research and development, gross	1,905	1,620	3,828	3,183
Less - royalty-bearing participation	452	554	902	1,004
Research and development, net	1,453	1,066	2,926	2,179
Sales and marketing	2,477	2,374	5,129	4,473
General and administrative	652	475	1,228	945
Total operating expenses	4,582	3,915	9,283	7,597
Operating income (loss)	(3,528)	82	(6,454)	(135)
Financing income, net	64	126	183	224
Net income (loss)	(3,464)	208	(6,271)	89
Basic net earnings (loss) per ordinary share	$(0.21)	$0.01	$(0.38)	$0.01
Diluted net earnings (loss) per ordinary share	$(0.21)	$0.01	$(0.38)	$0.01
Weighted average number of ordinary shares used in computing basic net earnings (loss) per ordinary share	16,353,171	16,074,528	16,315,782	15,661,349
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per ordinary share	16,353,171	16,591,986	16,315,782	16,748,398

Note a: The Company’s results for the second quarter of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $138,000 allocated as follows: $4,000 to cost of sales, $25,000 to research and development, $45,000 to sales and marketing and $64,000 to general and administrative. In addition, sales and marketing includes a liability of $345,000 as described above.

Note b: The Company’s results for the second quarter of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $105,000 allocated as follows: $3,000 to cost of sales, $25,000 to research and development, $48,000 to sales and marketing and $29,000 to general and administrative.

Note c: The Company’s results for the six months of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $264,000 allocated as follows: $6,000 to cost of sales, $45,000 to research and development, $93,000 to sales and marketing and $120,000 to general and administrative. In addition, sales and marketing includes a contingent liability of $345,000 as described above.

Note d: The Company’s results for the six months of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $233,000 allocated as follows: $6,000 to cost of sales, $52,000 to research and development, $91,000 to sales and marketing and $84,000 to general and administrative.

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	June 30, 2007	December 31, 2006
	(unaudited)	( unaudited )
Current Assets
Cash and cash equivalents	2,261	2,007
Short term bank deposits	3,063	8,060
Trade receivables, net	7,551	10,591
Inventories	3,628	2,675
Other current assets	1,829	825
Total Current Assets	18,332	24,158

Assets held for severance benefits	2,295	2,187

Property and equipment, net	1,723	1,408

Total Assets	22,350	27,753

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,291	2,551
Current deferred revenue	2,165	1,534
Other payables and accrued expenses	4,652	4,290
Total Current Liabilities	9,108	8,375

Long-Term Liabilities
Long-term deferred revenue	608	1,109
Liability for employees’ severance pay benefits	3,044	2,896
Total Long-Term Liabilities	3,652	4,005

Total Liabilities	12,760	12,380

Shareholders' Equity
Share capital	122	120
Additional paid-in capital	48,028	47,542
Accumulated deficit	(38,560)	(32,289)
Total Shareholders' Equity	9,590	15,373

Total Liabilities and Shareholders' Equity	22,350	27,753